[On Chapman and Cutler LLP letterhead]

September 12, 2011

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
File Nos. 811-05309 and 033-16905

Dear Mr. Brown:

This letter responds to your comments given during a phone conversation regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on June 29, 2011, which relates to a new series of the Registrant, Nuveen Real Asset Income Fund (the “Fund”). Please note that the Fund will go automatically effective on September 12, 2011, pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

FACING SHEET

COMMENT 1

Please delete the last paragraph that lists the funds that are not included in the registration statement.

RESPONSE TO COMMENT 1

The next filing will be revised in accordance with this comment.

PROSPECTUS

COMMENT 2 – FUND SUMMARY – ANNUAL FUND OPERATING EXPENSES

Please make sure any fee waivers or expense reimbursements included in annual fund operating expenses table will be in effect for at least one year from the effective date of the Fund’s registration statement.

RESPONSE TO COMMENT 2

The Fund will only include fee waivers or expense reimbursements in annual fund operating expenses table if such fee waivers or expense reimbursements will be in effect for at least one year from the effective date of the Fund’s registration statement.

COMMENT 3 – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

We question whether the reference to “real asset” in the name of the Fund properly relays the investments proposed to be held in the Fund. Please revise the Fund’s name so that investors will understand what investments the Fund will hold.

RESPONSE TO COMMENT 3

The term “real asset” has not been definitely defined by the Commission or by the marketplace and, as such, funds with the term “real asset” in their names have defined the term differently and have held a range of assets. Please see Appendix A for a list of other funds with the term “real assets” in their names, along with how such funds have intended to achieve their investment objective, as described in their principal investment strategies. Fund management believes that based upon their understanding of the marketplace that the assets proposed to be included in the Fund are representative of “real assets.” Moreover, Fund management believes that the Fund’s definition of “real assets” is not inconsistent with the other funds with that term in their names. Accordingly, Fund management would like to retain the current name of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 4 – INVESTMENT RESTRICTIONS

In restriction 1, please add that the Fund will collectively concentrate in the infrastructure and real estate industries. In addition, please add a description of the Investment Company Act of 1940, as amended, restrictions and the related risk factors further describing the Fund’s borrowing and lending policies noted in restrictions 2 and 8.

RESPONSE TO COMMENT 4

With regard to the comment concerning restriction 1, the next filing will be revised in accordance with this comment. With regard to the comment regarding restrictions 2 and 8, the Fund includes such discussion in the second and third full paragraphs on page 27 of the statement of additional information.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely Yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

Appendix A

Fund	Excerpt from principal investment strategies section

Hartford Global Real Asset	The Fund seeks to achieve its investment objective by investing in a globally diverse mix of inflation-related equity investments (primarily from equity securities of natural resource companies), inflation-linked bonds (primarily U.S. Treasury Inflation-Protected Securities (TIPS)), and commodities. The Fund expects to invest its assets principally in investments that, in the judgment of the sub-adviser, are affected directly or indirectly by the level of and changes in the rate of inflation and, therefore, provide real returns (such assets are defined as “real assets”). Real return is the rate of return after adjusting for inflation. These real assets include equity and fixed income securities and other instruments issued by or related to natural resource companies, certain types of inflation linked bonds, and commodity related investments and derivative instruments. Under normal circumstances, the Fund will invest at least 80% of its assets (plus borrowings for investment purposes) in such asset categories.

Principal Diversified Real Asset	The Fund seeks to achieve its investment objective by allocating its assets among the following general investment categories: inflation-indexed bonds, real estate investment trusts (REITs), commodity index-linked notes, fixed-income securities, securities of natural resource companies and master limited partnerships (MLPs). Under normal circumstances, the Fund invests at least 80% of its assets in securities that fall into these categories at the time of purchase.

Prudential Real Assets Fund	The Fund seeks to achieve its investment objective by investing primarily in real assets that may perform well in periods of high inflation. Real return is the rate of return after adjusting for inflation. The Fund invests in real assets through its investments within the following asset classes: commodities; domestic and international real estate; utilities/infrastructure; natural resources; inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, consisting principally of U.S. Treasury Inflation-Protected Securities (referred to herein collectively as TIPS); and gold/defensive.